May 2, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram
Dear Mr. Ingram:
Rent-A-Center, Inc. (the “Company”) has filed Amendment No. 2 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-4, reflecting the changes made in response to the staff’s (the “Staff’s”) comment letter dated and March 11, 2011 (the “Comment Letter”).
All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. The Company’s responses to the Staff’s comments are set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter.
Form S-4/A filed March 8, 2011
General
1.	We note your response to comment two of our letter dated February 16, 2011, however it is not apparent how you concluded that your filing is compliant with Rule 3-10 of Regulation S-X. Please provide a detailed supporting analysis citing relevant regulatory guidance. Refer generally to SEC Release 33-7878 (Aug. 15, 2000).

Response

The Staff’s comment is noted. Based upon its review, the Company believes that subparagraph (f) of Rule 3-10 of Regulation S-X (“Rule 3-10”) allows the Company to report consolidated financial statements for each of its Subsidiary Guarantors, except for The Rental Store, Inc. (“TRS”). The Company believes that Rule 3-10(f) is not applicable to TRS because TRS instead fulfills the criteria for recently acquired subsidiaries set forth in Rule 3-10(g). Therefore, in compliance with Rule 3-10(g), the Company has separately presented certain financial information of TRS, and in compliance with Rule 3-10(f), the Company has included the consolidated financial statements for each of its Subsidiary Guarantors, excluding TRS, along with appropriate footnote disclosures.

May 2, 2011

In general, Rule 3-10 requires that every issuer of a registered security that is guaranteed and every guarantor of a registered security separately file the financial statements required for a registrant by Regulation S-X. Consolidated financial reporting is permitted in registration statements if an issuer and guarantor satisfy the conditions to an exception provided in subparagraphs (b)-(f) of Rule 3-10. However, even if such an exception to Rule 3-10 applies, consolidated financial reporting is not permitted under Rule 3-10(g) for certain recently acquired subsidiary guarantors if (i) the greater of the subsidiary’s (A) net book value or (B) purchase price exceeds 20% of the principal amount of the securities being registered, and (ii) such subsidiary has not been included in the audited consolidated results of the parent company for at least nine months of the most recent fiscal year. If a recently acquired subsidiary meets these conditions, then it must separately report audited annual financial statements for the most recent fiscal year preceding its acquisition and unaudited financial statements for any interim periods specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

The Company believes that consolidated financial reporting is permitted for all of the Subsidiary Guarantors, other than TRS, as the Company believes it meets the exception provided by Rule 3-10(f). The Rule 3-10(f) exception applies if (1) each of the subsidiary guarantors is 100% owned by the parent company; (2) the guarantees by the subsidiary guarantors are full and unconditional; (3) the guarantees by the subsidiary guarantors are joint and several; and (4) the parent company’s consolidated financial statements cover the periods specified by Rule 3-01 and Rule 3-02 of Regulation S-X and include, pursuant Note 1 to Rule 3-10(f), the footnote therein. The Company advises the Staff that the Company meets the requirements for the exception provided by Rule 3-10(f) and has complied with its requirements by including in Note G to the Consolidated Financial Statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 on page F-19 of the Amendment and in Note 3 to the interim Consolidated Financial Statements as of March 31, 2011 and 2010 and for each of the three months ended March 31, 2011 and 2010 on page F-35 of the Amendment the following footnote:
“The Company and the Subsidiary Guarantors have fully, jointly and severally, and unconditionally guaranteed the obligations of the Company with respect to the 6-5/8% Senior Notes due 2020. The Company has no independent assets or operations, and each Subsidiary Guarantor is 100% owned directly or indirectly by the Company. The only direct or indirect subsidiaries of the Company that are not guarantors are minor subsidiaries. There are no restrictions on the ability of any of the Subsidiary Guarantors to transfer funds to the Company in the form of loans, advances, or dividends, except as provided by applicable law.”
Since the Company purchased TRS during the fourth quarter of 2010 for approximately $75 million, which equates to roughly 25% of the principal amount of the securities being registered, TRS’s financial results have not been included in the audited consolidated results of the Company for at least nine months of fiscal year 2010. Therefore, Rule 3-

May 2, 2011

10(g) applies to TRS instead of Rule 3-10(f). Accordingly, the Company has included in the Amendment TRS’s separate (i) audited annual financial statements for the year ending December 31, 2009 and (ii) unaudited interim financial statements for the period ending September 30, 2010, beginning on page F-38 of the Amendment.

2.	We reissue comment eight of our letter dated February 16, 2001. Please either remove the disclosure that references statements “within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act” or include express disclosure that states that the safe harbor protections contained in these sections does not apply to statements made in connection with this offering.

Response

The Staff’s comment is noted. The Company has deleted the referenced disclosure on page iii of the prospectus.
Exhibit 5.1
3.	We object to the statement in the last sentence of the second paragraph. Please either delete counsel’s assumption relating to due authorization, delivery and execution of the Indenture by the Trustee or provide support for why the assumption is appropriate and/or not readily ascertainable by Fulbright & Jaworski LLP.

Response

The Staff’s comment is noted. Counsel’s assumption relating to due authorization, delivery, and execution of the Indenture by the Trustee has been deleted from the Fulbright & Jaworski opinion as set forth in Exhibit 5.1 to the Amendment.
Please do not hesitate to contact the undersigned should you have any further questions or comments regarding the foregoing.

Very truly yours,

/s/ Thomas W. Hughes

Thomas W. Hughes

TWH

cc:	Dawn Wolverton